EXHIBIT  (e)(10)

[LETTERHEAD OF ALVAREZ & MARSAL]

September 8, 2006

Mr. James A. Weissenborn

Interim Chief Executive Officer and President

Sunterra Corporation

3865 West Cheyenne Avenue

North Las Vegas, NV 89032

Dear Mr. Weissenborn:

This letter confirms and sets forth the terms and conditions of the engagement between Alvarez & Marsal, LLC (“A&M”) and Sunterra Corporation (the “Company”), including the scope of the services to be performed and the basis of compensation for those services. Upon execution of this letter by each of the parties below and receipt of the retainer described below, this letter will constitute an agreement between the Company and A&M.

1.	Description of Services

a.	Officers. In connection with this engagement, A&M shall make available to the Company:

(i)	Mr. Steven Varner to serve as the Chief Operating Officer (the “COO”); and

(ii)	upon the mutual agreement of A&M and the Interim President and Chief Executive Officer and the Board of Directors of the Company (the “Board”), such additional personnel as are necessary to assist in the performance of the duties set forth in clause 1.b below (the “Additional Officers”).

b.	Duties.

(i)	The COO and any Additional Officers shall perform such duties as requested or directed by the Interim President and CEO and agreed to by such officer.

c.	Reporting. The COO and any Additional Officers shall report to the CEO.

d.	Employment by A&M. The COO and any Additional Officers will continue to be employed by A&M and while rendering services to the Company will continue to work with other personnel at A&M in connection with other unrelated matters, which will not unduly interfere with services pursuant to this engagement. With respect to the Company, however, the COO and any Additional Officers shall operate under the direction of the CEO and the Board.

e.	Projections; Reliance; Limitation of Duties. You understand that the services to be rendered by the COO and any Additional Officers may include the preparation of projections and other forward-looking statements, and that numerous factors can affect the actual results of the Company’s operations, which may materially and adversely differ from those projections and other forward-looking statements. In addition, the COO and any Additional Officers will be relying on information provided by other members of the Company’s management in the preparation of those projections and other forward-looking statements. Neither the COO, any Additional Officers nor A&M makes any representation or guarantee that an appropriate restructuring proposal or strategic alternative can be formulated for the Company, that any restructuring proposal or strategic alternative presented to the Board will be more successful than all other possible restructuring proposals or strategic alternatives, that restructuring is the best course of action for the Company or, if formulated, that any proposed restructuring plan or strategic alternative will be accepted by any of the Company’s creditors, shareholders and other constituents. Further, neither the COO, and any Additional Officer nor A&M assumes responsibility for the selection of any restructuring proposal or strategic alternative that any such officer assists in formulating and presenting to the Board, and the COO and any Additional Officers shall be responsible for implementation only of the proposal or alternative approved by the Board and only to the extent and in the manner authorized and directed by the Board.

f.	Additional Responsibilities. Upon the mutual agreement of the Company and A&M, A&M may provide such additional personnel as the Company may request to assist in performing the services described above and such other services as may be agreed to, on such terms and conditions and for such compensation as the Company and A&M shall agree.

2.	Compensation

a.	A&M will be paid by the Company for the services of the COO at a monthly rate and any Additional Officers or additional personnel at the following hourly billing rates. The monthly billing rate for the COO is $90,000. The current hourly billing rates for other A&M personnel, based on the position held by such A&M personnel in A&M, are:

Managing Directors	$500 - $650
Directors	$350 - $500
Associates	$250 - $350

Such rates shall be subject to adjustment annually at such time as A&M adjusts its rates generally.

b.	In addition, A&M will be reimbursed by the Company for the reasonable out-of-pocket expenses of the COO and if applicable, any Additional Officers or other A&M personnel, incurred in connection with this assignment, such as travel, lodging, duplications, computer research, messenger and telephone charges. In addition, A&M shall be reimbursed by the Company for the reasonable fees and expenses of its counsel incurred in connection with the preparation, negotiation and enforcement of this Agreement. All fees and expenses due to A&M will be billed on a monthly basis.

c.	The Company shall promptly remit to A&M a retainer in the amount of $100,000, which shall be credited against any amounts due at the termination of this engagement and returned upon the satisfaction of all obligations hereunder.

d.	The Company and A&M recognize that it is appropriate that A&M receive incentive compensation for its services hereunder, in addition to the compensation set forth above. To establish such incentive compensation, A&M and the Company will seek to reach agreement on the amount of such incentive compensation and the terms on which it shall be payable on the terms set forth on Exhibit A.

3.	Term

The engagement will commence as of August 30, 2006 and may be terminated by either party without cause by giving 30 days’ written notice to the other party. In the event of any such termination, any fees and expenses due to A&M shall be remitted promptly (including fees and expenses that accrued prior to but were invoiced subsequent to such termination). If the Company terminates this engagement without Cause or if A&M terminates this engagement for Good Reason, A&M shall also be entitled to receive the Incentive Fee upon the occurrence of the event specified in Exhibit A if such event occurs within 12 months of the termination. If the Company terminates A&M for any reason or A&M resigns for any reason during the first three months of this agreement, the Company will have no obligation to pay the Incentive Fee. The Company may immediately terminate A&M’s services hereunder at any time for Cause by giving written notice to A&M. Upon any such termination, the Company shall be relieved of all of its payment obligations under this Agreement, except for the payment of fees and expenses through the effective date of termination (including fees and expenses that accrued prior to but were invoiced subsequent to such termination) and its obligations under paragraph 8. For purposes of this Agreement, “Cause” shall mean if (i) the COO or any of the Additional Officers is convicted of, admits guilt in a written document filed with a court of competent jurisdiction to, or enters a plea of nolo contendere to, an allegation of fraud, embezzlement, misappropriation or any felony; (ii) the COO or any of the Additional Officers willfully disobeys a lawful direction of the Board; or (iii) a material breach of any of A&M’s or the COO or any of the Additional Officers material obligations under this Agreement which is not cured within 30 days of the Company’s written notice thereof to A&M describing in reasonable detail the nature of the alleged breach. For purposes of this Agreement, termination for “Good Reason” shall mean either its resignation caused by a breach by the Company of any of its material obligations under this Agreement that is not cured within 30 days of A&M having given written notice of such breach to the Company describing in reasonable detail the nature of the alleged breach or a filing of a petition under Chapter 11 of the United States Bankruptcy Code in respect of the Company unless within 45 days thereafter (or, if sooner, prior to the date on which a plan of reorganization is confirmed or the case is converted to one under Chapter 7), the Company has obtained judicial authorization to continue the engagement on the terms herein pursuant to an order which has become a final, nonappealable order.

4.	No Audit, Duty to Update.

It is understood that the COO, any Additional Officers and A&M are not being requested to perform an audit, review or compilation, or any other type of financial statement reporting engagement that is subject to the rules of the AICPA, SEC or other state or national professional or regulatory body. They are entitled to rely on the accuracy and validity of the data disclosed to them or supplied to them by employees and representatives of the Company. The COO, any Additional Officers and A&M are under no obligation to update data submitted to them or review any other areas unless specifically requested by the CEO or the Board to do so.

5.	No Third Party Beneficiary.

The Company acknowledges that all advice (written or oral) given by A&M to the Company in connection with this engagement is intended solely for the benefit and use of the Company (limited to its Board and management) in considering the matters to which this engagement relates. The Company agrees that no such advice shall be used for any other purpose or reproduced, disseminated, quoted or referred to at any time in any manner or for any purpose other than accomplishing the tasks referred to herein without A&M’s prior approval (which shall not be unreasonably withheld), except as required by law.

6.	Conflicts.

A&M is not currently aware of any relationship that would create a conflict of interest with the Company or those parties-in-interest of which you have made us aware. Because A&M is a consulting firm that serves clients on an international basis in numerous cases, both in and out of court, it is possible that A&M may have rendered services to or have business associations with other entities or people which had or have or may have relationships with the Company, including creditors of the Company. In the event you accept the terms of this engagement, A&M will not represent, and A&M has not represented, the interests of any such entities or people in connection with this matter.

7.	Confidentiality / Non-Solicitation.

The COO, and Additional Officers and A&M shall keep as confidential all non-public information received from the Company in conjunction with this engagement, except (i) as requested by the Company or its legal counsel; (ii) as required by legal proceedings or (iii) as reasonably required in the performance of this engagement. All obligations as to non-disclosure shall cease as to any part of such information to the extent that such information is or becomes public other than as a result of a breach of this provision. Except as specifically provided for in this letter, the Company on behalf of itself and its affiliates and any person which may acquire all or substantially all of its assets agrees that, until two (2) years subsequent to the termination of this engagement, it will not solicit, recruit, hire or otherwise engage any employee of A&M who worked on this engagement while employed by A&M (“Solicited Person”); provided that this restriction shall not apply with respect to any general solicitation for new employees which is not targeted at the Solicited Person. Should the Company or any of its affiliates or any person who acquires all or substantially all of its assets extend an offer of employment to or otherwise engage any Solicited Person and should such offer be accepted, A&M shall be entitled to a fee from the party extending such offer equal to the Solicited Person’s hourly client billing rate at the time of the offer multiplied by 2,000 hours. The fee shall be payable at the time of the Solicited Person’s acceptance of employment or engagement.

8.	Indemnification.

The Company shall indemnify the COO and all Additional Officers to the same extent as the most favorable indemnification it extends to its officers or directors, whether under the Company’s bylaws, its certificate of incorporation, by contract or otherwise, and no reduction or termination in any of the benefits provided under any such indemnities shall affect the benefits provided to the COO or Additional Officer. The COO and each additional Office shall be covered as an officer under the Company’s existing director and officer liability insurance policy. The Company shall also maintain any such insurance coverage for the COO and each Additional Officer for a period of not less than two years following the date of the termination of such officer’s services hereunder. The provisions of this section 8 are in the nature of contractual obligations and no change in applicable law or the Company’s charter, bylaws or other organizational documents or policies shall affect the COO’s or any Additional Officer’s rights hereunder.

9.	Miscellaneous.

This Agreement shall, together with the attached indemnity provisions, be: (a) governed and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof; (b) incorporates the entire understanding of the parties with respect to the subject matter thereof; and (c) may not be amended or modified except in writing executed by each of the signatories hereto. The Company and A&M agree to waive trial by jury in any action, proceeding or counterclaim brought by or on behalf of the parties hereto with respect to any matter relating to or arising out of the performance or non-performance of the Company or A&M hereunder.

If the foregoing is acceptable to you, kindly sign the enclosed copy to acknowledge your agreement with its terms.

Very truly yours,

Alvarez & Marsal, LLC

By:	/s/ Steven Varner
Steven Varner
Managing Director

Accepted and Agreed:

Sunterra Corporation

By:	/s/ Frederick C. Bauman
Mr. Fred Bauman
Vice President, Secretary and General Counsel

Exhibit A

Incentive Compensation

Sunterra Corporation (the “Company”) and Alvarez & Marsal, LLC (“A&M”) are parties to an engagement letter dated September 8, 2006 (“Engagement Letter”), pursuant to which the parties have agreed to the incentive compensation described below.

Term. This incentive compensation arrangement shall be effective as of the date the Engagement Letter is executed and delivered by the parties and shall expire on the earliest to occur of (i) the day that is six (6) months after the date of the termination of services (the “Termination Date”) of A&M pursuant to the Engagement Letter, (ii) the date of a Change in Control of the Company (as defined in the Engagement Letter), or (iii) the date of a termination by A&M of its services under the Engagement Letter without Good Reason (as defined in the Engagement Letter); provided, however, that A&M shall not be entitled to any incentive compensation hereunder in the event (A) the Company terminates or is entitled to terminate the services of A&M for Cause (as defined in the Engagement Letter), (B) A&M terminates provision of services under clause (iii) above or (C) the services of A&M pursuant to the Engagement Letter is terminated for any reason during the first three months after August 30, 2006. The period described in the immediately preceding sentence and subject to the proviso therein is herein referred to as the “Term”.

In the event that during the Term either (i) for a period of fifteen (15) consecutive trading days immediately preceding the Termination Date the average “closing price” (as defined below) per share of common stock of the Company or (ii) a Change in Control of the Company is consummated in which the “net sales price” (as defined below) per share of common stock of the Company, equals or exceeds any of the stock price thresholds set forth in the table below, A&M shall be entitled to the number of shares of common stock of the Company or a cash payment in the amount set forth in such table and applicable to such stock price threshold and, to the extent not previously earned and payable, any lower stock price threshold. Whether the incentive compensation shall be in the form of cash or stock shall be at the Company’s option. Notwithstanding any other provision herein, A&M shall be entitled to incentive compensation hereunder only a single time with respect to each stock price threshold set forth in the table below, and each stock price threshold represents a separate incentive compensation opportunity that can be earned by A&M only once under any circumstances. For example, if the average closing price of a share of common stock of the Company is equal to $16 for a period of 15 consecutive trading days immediately preceding the Termination Date, A&M shall be entitled to the applicable incentive compensation set forth for the $15 stock price hurdle and the $16 stock price hurdle. However, if a Change in Control occurs subsequently during the Term at a net sales price per share of $16.75, A&M shall not be entitled to any additional payment.

For purposes hereof, “Change in Control” of the Company shall be deemed to have occurred upon any of the following events:

(A) any “Person” (as such term is defined in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act, or successor sections) is or becomes a “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act, or successor rule), directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities eligible to vote for the election of the Board; or

(B) the consummation of a merger, consolidation, reorganization, statutory share exchange or similar form of corporate transaction involving the Company or any of its subsidiaries that requires the approval of the Company’s stockholders, whether for such transaction or the issuance of securities in the transaction; or

(C) a sale of all or substantially all of the Company’s assets; or

(D) the stockholders of the Company approve a plan of complete liquidation or dissolution.

For purposes hereof, the “closing price” of a share of common stock of the Company shall be the closing price as reported in The Wall Street Journal if such common stock is listed on a national securities exchange, or if not so listed on a national securities exchange, the closing price as reported by the OTC Bulletin Board (the “OTCBB”), or, if not quoted on the OTCBB, the average of the high and low prices at which sales occurred during the trading day in the domestic over-the-counter market as reported by the Pink Sheets, LLC, or any similar successor organization.

For purposes hereof, the “net sales price” of a share of common stock of the Company shall be the amount per share received by each common stockholder of the Company that is not an employee or consultant to the Company in connection with a Change in Control of the Company, excluding any amounts placed in an escrow, held in reserve or otherwise set aside and, in each case, subject to payment to any other person in connection with or as a result of the Change in Control until such amounts are released from such escrow, reserve or contingency and paid to the stockholder.

Incentive Compensation Table
Stock Price Thresholds	Cash Payment Amount	Shares
$15	$135,000	9,000
$16	$153,000	9,000
$17	$222,000	12,000

Payment of any incentive compensation hereunder shall be made as soon as administratively practicable after the incentive compensation is earned, but in any case not later than the 15th day of the third month after the end of either the Company’s taxable year or A&M’s taxable year (whichever is later) in which such compensation is earned.

Adjustments. In the event of any adjustment, recapitalization, reorganization or other change in the Company’s capital structure, stock split, reverse stock split, stock dividend, combination of shares, merger, consolidation, distribution to stockholders of a material amount of assets of the Company (including in the form of an extraordinary dividend), or any other change in the corporate structure or shares of the Company, the Board of Directors of the Company shall make such equitable adjustments as it deems appropriate in the stock price thresholds set forth in the incentive compensation table above so as to neither increase nor decrease the amount or probability of the incentive compensation opportunity. Any such adjustment shall be final, conclusive and binding for all purposes. In the event of any merger, consolidation or other reorganization in which the Company is not the surviving or continuing corporation or in which a Change in Control is to occur, all of the Company’s obligations hereunder may be canceled in exchange for a cash payment in the amount otherwise provided hereunder.

INDEMNIFICATION AGREEMENT

This indemnity is made part of an agreement, dated September 8, 2006 (which together with any renewals, modifications or extensions thereof, is herein referred to as the “Agreement”) by and between Alvarez & Marsal, LLC (“A&M”) and Sunterra Corporation (the “Company”), for services to be rendered to the Company by A&M.

A. The Company agrees to indemnify and hold harmless each of A&M, its affiliates and their respective shareholders, members, managers, employees, agents, representatives and subcontractors (each, an “Indemnified Party” and collectively, the “Indemnified Parties”) against any and all losses, claims, damages, liabilities, penalties, obligations and expenses, including the costs for counsel or others (including employees of A&M, based on their then current hourly billing rates) in investigating, preparing or defending any action or claim, whether or not in connection with litigation in which any Indemnified Party is a party, or enforcing the Agreement (including these indemnity provisions), as and when incurred, caused by, relating to, based upon or arising out of (directly or indirectly) the Indemnified Parties’ acceptance of or the performance or nonperformance of their obligations under the Agreement; provided, however, such indemnity shall not apply to any such loss, claim, damage, liability or expense to the extent it is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) to have resulted primarily and directly from such Indemnified Party’s gross negligence or willful misconduct. The Company also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company for or in connection with the engagement of A&M, except to the extent that any such liability for losses, claims, damages, liabilities or expenses are found in a final judgment by a court of competent jurisdiction (not subject to further appeal) to have resulted primarily and directly from such Indemnified Party’s gross negligence or willful misconduct. The Company further agrees that it will not, without the prior consent of an Indemnified Party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action, suit or proceeding in respect of which such Indemnified Party seeks indemnification hereunder (whether or not such Indemnified Party is an actual party to such claim, action, suit or proceedings) unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liabilities arising out of such claim, action, suit or proceeding.

B. These indemnification provisions shall be in addition to any liability which the Company may otherwise have to the Indemnified Parties. In the event that, at any time whether before or after termination of the engagement or the Agreement, as a result of or in connection with the Agreement or A&M’s and its personnel’s role under the Agreement, A&M or any Indemnified Party is required to produce any of its personnel (including former employees) or for examination, deposition or other written, recorded or oral presentation, or A&M or any of its personnel (including former employees) or any other Indemnified Party is required to produce or otherwise review, compile, submit, duplicate, search for, organize or report on any material within such Indemnified Party’s possession or control pursuant to a subpoena or other legal (including administrative) process, the Company will reimburse the Indemnified Party for its out of pocket expenses, including the reasonable fees and expenses of its counsel, and will compensate the Indemnified Party for the time expended by its personnel based on such personnel’s then current hourly rate.

C. If any action, proceeding or investigation is commenced to which any Indemnified Party proposes to demand indemnification hereunder, such Indemnified Party will notify the Company with reasonable promptness; provided, however, that any failure by such Indemnified Party to notify the Company will not relieve the Company from its obligations hereunder, except to the extent that such failure shall have actually prejudiced the defense of such action. The Company shall promptly pay expenses reasonably incurred by any Indemnified Party in defending, participating in, or settling any action, proceeding or investigation in which such Indemnified Party is a party or is threatened to be made a party or otherwise is participating in by reason of the engagement under the Agreement, upon submission of invoices therefore, whether in advance of the final disposition of such action, proceeding, or investigation or otherwise. Each Indemnified Party hereby undertakes, and the Company hereby accepts its undertaking, to repay any and all such amounts so advanced if it shall ultimately be determined that such Indemnified Party is not entitled to be indemnified therefore. If any such action, proceeding or investigation in which an Indemnified Party is a party is also against the Company, the Company may, in lieu of advancing the expenses of separate counsel for such Indemnified Party, provide such Indemnified Party with legal representation by the same counsel who represents the Company, provided such counsel is reasonably satisfactory to such Indemnified Party, at no cost to such Indemnified Party; provided, however, that if such counsel or counsel to the Indemnified Party shall determine that due to the existence of actual or potential conflicts of interest between such Indemnified Party and the Company such counsel is unable to represent both the Indemnified Party and the Company, then the Indemnified Party shall be entitled to use separate counsel of its own choice, and the Company shall promptly advance its reasonable expenses of such separate counsel upon submission of invoices therefore. Nothing herein shall prevent an Indemnified Party from using separate counsel of its own choice at its own expense. The Company will be liable for any settlement of any claim against an Indemnified Party made with the Company’s written consent, which consent shall not be unreasonably withheld.

D. In order to provide for just and equitable contribution if a claim for indemnification pursuant to these indemnification provisions is made but it is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) that such indemnification may not be enforced in such case, even though the express provisions hereof provide for indemnification, then the relative fault of the Company, on the one hand, and the Indemnified Parties, on the other hand, in connection with the statements, acts or omissions which resulted in the losses, claims, damages, liabilities and costs giving rise to the indemnification claim and other relevant equitable considerations shall be considered; and further provided that in no event will the Indemnified Parties’ aggregate contribution for all losses, claims, damages, liabilities and expenses with respect to which contribution is available hereunder exceed the amount of fees actually received by the Indemnified Parties pursuant to the Agreement. No person found liable for a fraudulent misrepresentation shall be entitled to contribution hereunder from any person who is not also found liable for such fraudulent misrepresentation.

E. In the event the Company and A&M seek judicial approval for the assumption of the Agreement or authorization to enter into a new engagement agreement pursuant to either of which A&M would continue to be engaged by the Company, the Company shall promptly pay expenses reasonably incurred by the Indemnified Parties, including attorneys’ fees and expenses, in connection with any motion, action or claim made either in support of or in opposition to any such retention or authorization, whether in advance of or following any judicial disposition of such motion, action or claim, promptly upon submission of invoices therefore and regardless of whether such retention or authorization is approved by any court. The Company will also promptly pay the Indemnified Parties for any expenses reasonable incurred by them, including attorneys’ fees and expenses, in seeking payment of all amounts owed it under the Agreement (or any new engagement agreement) whether through submission of a fee application or in any other manner, without offset, recoupment or counterclaim, whether as a secured claim, an administrative expense claim, an unsecured claim, a prepetition claim or a postpetition claim.

F. Neither termination of the Agreement nor termination of A&M’s engagement nor the filing of a petition under Chapter 7 or 11 of the United States Bankruptcy Code (nor the conversion of an existing case to one under a different chapter) shall affect these indemnification provisions, which shall hereafter remain operative and in full force and effect.

G. The rights provided herein shall not be deemed exclusive of any other rights to which the Indemnified Parties may be entitled under the certificate of incorporation or bylaws of the Company, any other agreements, any vote of stockholders or disinterested directors of the Company, any applicable law or otherwise.

SUNTERRA CORPORATION		ALVAREZ & MARSAL, LLC

By:	/S/ FREDERICKK C. BAUMAN	By:	/S/ STEVE VARNER
	Fred Bauman		Steven Varner